    As filed with the Securities and Exchange Commission on November 10, 1997
                                                  Registration No. 333-


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1
                                      to

                                    Form S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                               Henry Schein, Inc.
             (Exact name of registrant as specified in its charter)

           Delaware                           135 Duryea Road                    11-3136595
(State or other jurisdiction of           Melville, New York 11747            (I.R.S. Employer
 incorporation or organization)                (516) 843-5500               Identification Number)

                               Stanley M. Bergman
                            Chairman, Chief Executive
                              Officer and President
                               Henry Schein, Inc.
                                 135 Duryea Road
                            Melville, New York 11747
                                 (516) 843-5500
                   (Address, including zip code, and telephone
                         number, including area code, of
                    registrant's principal executive offices)

                                   Copies to:

 Robert A. Cantone, Esq.                       Mark E. Mlotek, Esq.
  Proskauer Rose LLP              Vice President, General Counsel and Secretary
    1585 Broadway                               Henry Schein, Inc.
New York, New York 10036                         135 Duryea Road
   (212) 969-3000                           Melville, New York 11747
                                                  (516) 843-5500

         Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.
         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box: /X/
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /




                  --------------------------------------------

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                               HENRY SCHEIN, INC.

                        1,064,596 SHARES OF COMMON STOCK
                                ($0.01 Par Value)


         This Prospectus has been prepared for use in connection with proposed sales of up to 1,060,002 shares (the "Offered Shares") of the common stock, par value $0.01 (the "Common Stock"), of Henry Schein, Inc. (the "Company"), which may be made from time to time by or for the account of certain stockholders of the Company (the "Selling Stockholders"). See "The Selling Stockholders". The Company will receive no part of the proceeds of this offering. The Offered Shares were acquired by the Selling Stockholders in connection with various acquisitions by the Company of businesses that were owned or managed by one or more of the Selling Stockholders. This Prospectus also covers the offer and sale of up to approximately 4,594 shares of Common Stock that will become issuable pursuant to the exercise of certain options granted by Sullivan Dental Products, Inc. ("Sullivan") upon the consummation of the Merger described below. See "The Options".


         The Common Stock is traded on the Nasdaq National Market under the symbol "HSIC". On November 7, 1997, the closing sale price of the Common Stock was $35.00. Sales of Offered Shares may be made through brokers, dealers or agents or directly to purchasers, and may be effected in the over-the-counter market or otherwise, and at market prices prevailing at the time of sale, fixed prices or negotiated prices. See "Manner of Sale".


         The Selling Stockholders will bear all commissions, and other compensation paid to brokers in connection with the sale of the Offered Shares. The Company will bear the expense of registering the Offered Shares issued and the shares issuable upon exercise of the options referred to above.

         The Company is the largest direct marketer of healthcare products and services to office-based healthcare practitioners in the combined North American and European markets. On August 3, 1997, the Company and a wholly-owned subsidiary entered into an Agreement and Plan of Merger (the "Merger Agreement") with Sullivan pursuant to which the Company's subsidiary will be merged into Sullivan (the "Merger") and Sullivan will become a wholly-owned subsidiary of the Company. Pursuant to the Merger, each outstanding share of Sullivan's common stock will be converted into 0.735 shares of Common Stock. In 1996, Sullivan had net sales of approximately $242 million and earnings of approximately $8.7 million, and approximately 7,600,000 shares of Common Stock (approximately 21.7% of the outstanding shares of Common Stock when issued) will be issued pursuant to the conversion of the outstanding shares of Sullivan Stock. The Merger is subject to the satisfaction or waiver of various conditions, including the approval of the Merger Agreement by Sullivan's shareholders and the approval of the issuance of shares of Common Stock in the Merger by the Company's shareholders. Although it is currently anticipated that the Merger occur on November 12, 1997, no assurance can be given that all of these conditions will be satisfied or waived and the Merger consummated.

         See "Risk Factors" beginning on page 3 for a discussion of certain factors that should be considered by prospective purchasers of the Offered
Shares.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this Prospectus is November 10, 1997

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with the Exchange Act, the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC").

         The Company has filed, through the Electronic Data Gathering, Analysis and Retrieval System ("EDGAR"), a Registration Statement on Form S-3 (the "Registration Statement") with the SEC under the Securities Act of 1933 (the "Securities Act") with respect to the Offered Shares. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. Copies of the Registration Statement (including such omitted portions) are available from the SEC upon payment of prescribed rates. For further information, reference is made to the Registration Statement and the exhibits filed therewith. Statements contained in this Prospectus relating to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

         This filed material can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the SEC:
Chicago Regional Office (Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661) and New York Regional Office (Seven World Trade Center, New York, New York 10048). Copies of such material may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material can be inspected at the offices of the National Association of Securities Dealers, Inc. (the "NASD"), 1735 K Street, N.W., Washington, DC 20006. Material filed electronically through EDGAR may also be accessed through the SEC's home page on the World Wide Web at http://www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, which have been filed by the Company with the SEC, are incorporated by reference in this Prospectus:

         (a) Annual Report on Form 10-K for the fiscal year ended December 28, 1996 (File No. 0-27028);

         (b) Amended Annual Report on Form 10-K/A for the fiscal year ended December 28, 1996;

         (c)      Current Report on Form 8-K dated June 24, 1997;

         (d)      Quarterly Report on Form 10-Q for the fiscal quarter ended

                  March 29, 1997;

         (e)      Current Report on Form 8-K dated August 1, 1997;

         (f) Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 1997;

         (g)      Registration Statement on Form 8-A dated October 27, 1995;


         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Shares shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is incorporated or deemed incorporated by reference herein modifies, supersedes or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Company at 135 Duryea Road, Melville, New York 11747, Attention: Mark E. Mlotek, telephone number (516) 843-5500.

                                  RISK FACTORS

         In addition to other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Offered Shares. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward looking statements. Any forward looking statements contained in this Prospectus are subject to, among other things, the following factors.

Competition

         The healthcare products distribution business is intensely competitive. The Company competes with numerous other companies, including several major manufacturers and distributors. Some of these competitors have greater financial and other resources than the Company. Most of the Company's products are available from several sources, and their customers tend to have relationships with several distributors. In addition, such competitors could obtain rights to market particular products to the exclusion of the Company. Manufacturers also could increase their efforts to sell directly to end-users, thereby by-passing distributors such as the Company. Consolidation among healthcare products distributors could result in existing competitors increasing their market position through acquisitions or joint ventures, which may materially adversely affect operating results. In addition, new competitors may emerge which could materially adversely affect the Company's operating results. There can be no assurance the Company will not face increased competition in the future.

Expansion Through Acquisitions and Joint Ventures

         The Company intends to expand in its domestic and international markets, in part through acquisitions and joint ventures. However, the Company's ability to successfully expand through acquisitions and joint ventures will depend upon the availability of suitable acquisition or joint venture candidates at prices acceptable to the Company, the Company's ability to consummate such transactions, and the availability of financing (in the case of non-stock transactions) on terms acceptable to the Company. There can be no assurance that the Company will be effective in making acquisitions or joint ventures. Such transactions involve numerous risks, including possible adverse short-term effects on the Company's operating results or the market price of the Common Stock. Certain of the Company's acquisitions and future acquisitions may also give rise to an obligation by the Company to make contingent payments or to satisfy certain repurchase obligations, which payments could have an adverse financial effect on the Company. In addition, integrating acquired businesses and joint ventures may result in a loss of customers or product lines of the acquired businesses or joint ventures, and also requires significant management attention and may place significant demands on the Company's operations, information systems and financial resources. In 1996, the Company completed the acquisition of (or entered into definitive agreements to acquire) 17 companies and has acquired or entered into definitive agreements to acquire 16 companies so far in 1997, including Sullivan. The failure to effectively integrate Sullivan or future acquired businesses and joint ventures with the Company's operations could adversely affect the Company.

Control by Insiders

         As of November 3, 1997, Stanley M. Bergman, Chairman of the Board, Chief Executive Officer and President of the Company, owned, directly or indirectly, approximately 5.0% of the outstanding shares of the Company Common Stock and, by virtue of a Voting Trust Agreement (which expires December 31, 1998 unless terminated earlier) with certain of the Company's current principal stockholders, will have the right to vote up to an aggregate of approximately 15.6% of the outstanding shares of Common Stock. In addition, until December 31, 1998, under certain circumstances, Mr. Bergman has the right to direct the nomination of a majority of the nominees to the Company's Board of Directors and, from January 1, 1999 until December 31, 2003, Mr. Bergman has the right to direct the nomination of all, or, under certain circumstances, certain, of the nominees to the Company's Board of Directors, and in all such events certain of the current principal stockholders are required to vote for such nominees. Because of these voting arrangements,

Mr. Bergman has significant influence over matters requiring the approval of the Company's Board of Directors or the stockholders of the Company. Under certain circumstances, these voting arrangements may terminate prior to December 31, 1998. In that event, certain of the Company's current principal stockholders may be able to significantly influence all matters requiring stockholder approval, including the election of directors. See "THE COMPANY--Reorganization."

Fluctuations in Quarterly Earnings

         The Company's business has been subject to seasonal and other quarterly influences. Net sales and operating profits have been generally higher in the fourth quarter due to the timing of sales of software, year-end promotions, and purchasing patterns of office-based healthcare practitioners, and have been generally lower in the first quarter due primarily to increased purchases in the prior quarter. Quarterly results may also be adversely affected by a variety of other factors, including the timing of acquisitions and related costs, the release of software enhancements, promotions, adverse weather, and fluctuations in exchange rates associated with international operations. Similarly, strikes (such as the recent United Parcel Service of America, Inc. ("UPS") strike) or other service interruptions could adversely affect the Company's ability to deliver products on a timely basis and result in incremental shipping and payroll costs, thereby adversely impacting quarterly results. The Company uses UPS for delivery of substantially all of its domestic orders.

         In August 1997, the Teamsters' Union striked against UPS, thereby substantially reducing UPS's ability to fulfill shipments of its customers' orders. In order to maintain customer service levels, the Company had to make alternative arrangements for its deliveries. The Company's transportation costs associated with the alternative arrangements for delivery were substantially higher than that which would have been incurred if UPS had been able to fulfill substantially all of the Company's domestic orders. In addition, the Company experienced increases in other operating costs, primarily payroll, as a result of having to sort customer orders for distribution to various regional couriers. Additionally, after the strike payroll costs continued to run at rates higher than would otherwise be expected for several days in order to handle inbound freight that was backlogged as a result of the UPS strike. None of these incremental costs incurred by the Company were passed along to its customers.

         The Company estimates that it incurred approximately $1.3 million of additional one-time operating expenses during the third quarter of 1997, which consists primarily of incremental freight and payroll costs. The UPS strike did not significantly impact sales. After the strike, freight and payroll costs returned to normal pre-strike levels.

Practice Management Software and Other Value Added Products

         During 1996, approximately $31.0 million, or 3.7%, and $21.4 million, or 8.5%, of the Company's net sales and gross profit, respectively, were derived from sales of the Company's Easy Dental(R) Plus, Dentrix Dental System, and AVImark(R) practice management software and other value added products to United States dental and veterinary office-based healthcare practitioners. Competition among companies supplying practice management software is intense and increasing. The Company's future sales of practice management software will depend, among other factors, upon the effectiveness of the Company's sales and marketing programs, the Company's ability to enhance its products and its ability to provide ongoing technical support. There can be no assurance that the Company will be successful in introducing and marketing software enhancements or new software, or that such software will be released on time or accepted by the market. The Company's software products, like software products generally, may contain undetected errors or bugs when introduced or as new versions are released. There can be no assurance that problems with post-release software errors or bugs will not occur in the future. Any such defective software may result in increased expenses related to the software and could adversely affect the Company's relationship with the customers using such software. The Company does not have any patents on its software and relies upon copyright, trademark and trade secret laws; there can be no assurance that such legal protections will be available or enforceable to protect its software products. The Company's software products are generally distributed under "shrink-wrap" licenses that are not signed by the customer and, therefore, may be unenforceable in certain jurisdictions.

Foreign Operations

         During 1996, approximately 17.5% and 18.1% of the Company's net sales and gross profit, respectively, were derived from sales to customers located outside the United States and Canada. The Company's international businesses are subject to a number of inherent risks, including difficulties in opening and managing foreign offices and distribution centers; establishing channels of distribution; fluctuations in the value of foreign currencies; import/export duties and quotas; and unexpected regulatory, economic and political changes in foreign markets. There can be no assurance that these factors will not adversely affect the Company's operating results.

Dependence on Senior Management

         The Company's future performance will depend, in part, upon the efforts and abilities of certain members of its existing senior management, particularly Stanley M. Bergman, Chairman, Chief Executive Officer and President, James P. Breslawski and Bruce J. Haber, Executive Vice Presidents, Steven Paladino, Senior Vice President and Chief Financial Officer, and, if the Merger is consummated, Robert J. Sullivan, the Chairman and Chief Executive Officer of Sullivan, who will serve as Vice Chairman of the Company. The loss of service of one or more of these persons could have an adverse effect on the Company's business. The Company has entered into employment agreements with Mr. Bergman, Mr. Haber and (effective upon the consummation of the Merger) Mr. Sullivan. The success of certain acquisitions and joint ventures effected by the Company may depend, in part, on the Company's ability to retain key management of the acquired business or joint venture.

Changes in Healthcare Industry

         In recent years, the healthcare industry has undergone significant change driven by various efforts to reduce costs, including potential national healthcare reform, trends toward managed care, cuts in Medicare, consolidation of healthcare distribution companies and collective purchasing arrangements by office-based healthcare practitioners. If the Company is unable to react effectively to these and other changes in the healthcare industry, its operating results could be adversely affected. The Company cannot predict whether any healthcare reform efforts will be enacted and what effect any such reforms might have on the Company or its customers and suppliers.

Government Regulation

         The Company and its customers and suppliers are subject to extensive Federal and state regulation in the United States, as well as regulation by foreign governments, and the Company cannot predict the extent to which future legislative and regulatory developments concerning their practices and products or the healthcare industry may affect the Company. In addition, the Company, as a marketer, distributor and manufacturer of healthcare products (including through, among other entities, its 50%-owned company, HS Pharmaceutical, Inc., which distributes and manufactures generic pharmaceuticals), are required to obtain the approval of Federal and foreign governmental agencies, including the Food and Drug Administration, prior to marketing, distributing and manufacturing certain of those products, and it is possible that the Company may be prevented from selling new manufactured products should a competitor receive prior approval. Further, the Company's plants and operations are subject to review and inspection by local, state, Federal and foreign governmental entities. The Company's suppliers are subject to similar governmental requirements.

Risk of Product Liability Claims and Insurance

         The sale, manufacture and distribution of healthcare products involves a risk of product liability claims and adverse publicity. Although the Company has not been subject to a significant number of such claims or incurred significant liabilities due to such claims, there can be no assurance that this will continue to be the case. In addition, the Company maintains product liability insurance coverage and have certain rights to indemnification from third parties, but there can be no assurance that claims outside of or exceeding such coverage will not be made, that the Company will be able to continue to obtain insurance coverage or that they will be successful in obtaining indemnification from such third parties. The Company also may not be able to maintain existing insurance coverage or obtain, if it determines to do so, insurance providing additional coverage at reasonable rates.

Cost of Shipping

         Shipping is a significant expense in the operation of the Company's business. The Company ships almost all of its orders by United Parcel Service and other delivery services, and typically bears the cost of shipment. Accordingly, any significant increase in shipping rates could have an adverse effect on the Company's operating results. Similarly, strikes or other service interruptions by such shippers could cause the Company's operating expenses to rise and adversely affect the Company's ability to deliver products on a timely basis. See "--Fluctuations in Quarterly Earnings" with respect to the recent UPS strike.

Reliance on Telephone and Computer Systems

         The Company believes that its success depends, in part, upon its telesales and direct marketing efforts and its ability to provide prompt, accurate and complete service to their customers on a price-competitive basis. Any continuing disruption in either the Company's computer system or telephone system could adversely affect its ability to receive and process customer orders and ship products on a timely basis. Any such disruption could adversely affect its relations with their customers.

Potential Volatility of Common Stock Prices

         The market price of the Common Stock may be subject to fluctuations in response to quarter-to-quarter variations in operating results, changes in earnings estimates by investment analysts or changes in business or regulatory conditions affecting the Company, its customers, its suppliers or its competitors. The stock market historically has experienced volatility which has particularly affected the market prices of securities of many companies in the healthcare industry and which sometimes has been unrelated to the operating performances of such companies. These market fluctuations may adversely affect the market price of the Common Stock. From December 31, 1996 through November 7, 1997, the closing market price of the Common Stock as reported on the Nasdaq National Market has ranged from a high of $40.50 to a low of $24.50.

Anti-takeover Provisions; Possible Issuance of Preferred Stock

         Certain provisions of the Company's Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, as amended, as currently in effect may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company and could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. These provisions, among other things: (i) require the affirmative vote of the holders of at least 60% of the shares entitled to vote to approve a merger or a sale, lease, transfer or exchange of all or substantially all of the assets of the Company, (ii) require the affirmative vote of the holders of at least
66 2/3% of the shares entitled to vote to remove a director or to fill a vacancy on the Board of Directors, (iii) require the affirmative vote of the holders of at least 80% of the shares entitled to vote to amend or repeal certain provisions of the Company's Amended and Restated Certificate of Incorporation and (iv) require the affirmative vote of at least 66 2/3% of the Company's Board of Directors to amend or repeal the By-laws of the Company. In addition, the rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of preferred stock of the Company that may be issued in the future and that may be senior to the rights of the holders of Common Stock. Under certain conditions, Section 203 of the

Delaware General Corporation Law would prohibit the Company from engaging in a "business combination" with an "interested stockholder" (in general, a stockholder owning 15% or more of the Company's outstanding voting stock) for a period of three years. In addition, the Company's 1994 Stock Option Plan and 1996 Non-Employee Director Stock Option Plan provide for accelerated vesting of stock options upon a change in control of the Company, and in certain instances, agreements between the Company and its executive officers provide for increased severance payments if such executive officers are terminated without cause within two years after a change in control of the Company. At the Special Meeting of the holders of Common Stock to be held on November 12, 1997, such holders will be asked to vote on proposed amendments to the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation Amendments") that would (i) authorize the Board of Directors to establish from time to time the number of directors constituting the entire Board and enable the Board of Directors to amend or repeal certain By-laws, and (ii) reduce the 80% supermajority voting requirement referred to above. These provisions of the Amended and Restated Certificate of Incorporation (whether or not the Certificate of Incorporation Amendments are adopted) may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company and could limit the price that certain investors might be willing to pay in the future for shares of Common Stock.

Shares Eligible for Future Sale

      Future sales of substantial amounts of Common Stock in addition to the Offered Shares (including shares issued upon the exercise of stock options) by the Company's current stockholders (including certain executive officers, employees and affiliates of the Company), or the perception that such sales could occur, could adversely affect the market price for the Common Stock. Approximately 7,917,301 shares of Common Stock owned by certain executive officers, employees and affiliates of the Company, constituting approximately 28.8% of the shares of Common Stock outstanding as of November 3, 1997, were eligible for immediate resale in the public market pursuant to Rule 144 under the Securities Act as of that date. Additional shares of Common Stock that were issued in connection with certain acquisitions are eligible for immediate resale in the public market pursuant to Rule 145 under the Securities Act, and more shares will become eligible as a result of the Merger and future acquisitions by the Company. In connection with the reorganization described under "--Reorganization" below, the Company entered into a Registration Rights Agreement with certain of its stockholders. The Company granted registration rights to the holders of the Offered Shares in connection with the acquisitions in which such shares were issued, and may grant additional registration rights in connection with future acquisitions. In addition, an aggregate of 2,408,460 shares of Common Stock are available for issuance upon the exercise of outstanding options to purchase shares of Common Stock. If the Merger is consummated, approximately 1,578,000 additional shares of Common Stock will be owned by affiliates of Sullivan that will be eligible for sale under Rule 145 under the Securities Act, and approximately an additional 1,231,000 shares of Common Stock will be issuable upon the exercise of options granted by Sullivan and assumed by the Company pursuant to the Merger.

Reorganization

         In connection with the reorganization of the Company's ownership and the various agreements entered into in connection therewith between 1992 and 1994 (the "Reorganization"), certain stockholders of the Company made customary representations, warranties and covenants and provided for indemnification with respect to the structure of the transaction and for breaches of such representations, warranties and covenants. No claims for such indemnification have arisen to date. Applicable accounting rules provide that certain amounts paid or assumed by such stockholders on behalf of the Company in satisfaction of indemnity obligations may be required to be recorded by the Company for financial reporting purposes as an expense. Accordingly, although any such payment or assumption may not materially impact the Company's cash flow, the Company's results of operations would be negatively impacted in the period incurred. In addition, there can be no assurance that such stockholders will have the resources in the future to meet their respective indemnification obligations, if any, under such agreements.

                                   THE COMPANY

General.

         The Company is the largest direct marketer of healthcare products and services to office-based healthcare practitioners in the combined North American and European markets. The Company has operations in the United States, Canada, the United Kingdom, The Netherlands, Belgium, Germany, France, the Republic of Ireland and Spain, and sells products and services to over 230,000 office-based healthcare practitioners in North America and Europe, primarily dental practices and dental laboratories, as well as physician practices, veterinary clinics and institutions. In 1996, the Company sold products to over 65% of the estimated 100,000 dental practices in the United States. The Company believes that there is strong awareness of the Henry Schein name among office-based healthcare practitioners due to its more than 60 years of experience in distributing healthcare products.

         Through its comprehensive catalogs and other direct sales and marketing programs, Schein offers its customers a broad product selection of both branded and private brand products which include approximately 50,000 stock keeping units ("SKUs") in North America and approximately 40,000 SKUs in Europe at published prices that Schein believes are below those of many of its competitors. Schein also offers various value-added products and services, such as practice management software. As of December

28, 1996, Schein had sold over 18,000 dental practice management software systems, more than any of its competitors. On February 28, 1997, Schein acquired all of the outstanding common stock of Dentrix Dental Systems, Inc., a leading provider of clinically-based dental practice management systems, and on August 1, 1997, Schein acquired all of the outstanding common stock of Micro Bio-Medics, Inc., a distributor of medical supplies to physicians and other healthcare providers, primarily in the Northeastern United States.

Recent Developments

         On August 3, 1997, the Company and a wholly-owned subsidiary entered into the Merger Agreement with Sullivan pursuant to which the Company's subsidiary will be Merged into Sullivan and Sullivan will become a wholly-owned subsidiary of the Company. Pursuant to the Merger, each outstanding share of Sullivan's common stock will be converted into 0.735 shares of Common Stock. In 1996, Sullivan had net sales of approximately $242 million and earnings of approximately $8.7 million, and approximately 7,600,000 shares of Common Stock (approximately 21.7% of the outstanding shares of Common Stock when issued) will be issued pursuant to the conversion of the outstanding shares of Sullivan Stock. Although the Company anticipates that the Merger will occur on November 12, 1997, the Merger is subject to the satisfaction or waiver of various conditions, including the approval of the Merger Agreement by Sullivan's shareholders and the approval of the issuance of shares of Common Stock in the Merger by the Company's shareholders. No assurance can be given that all of these conditions will be satisfied or waived and the Merger consummated.

         Sullivan distributes consumable dental supplies to dentists using a marketing strategy which combines personal visits with a catalog of approximately 12,000 competitively priced items, and also sells, installs and services dental equipment through 52 sales and service centers located throughout the United States. The Company's acquisition of Sullivan is intended to qualify for pooling of interests accounting.

         On August 1, 1997, the Company acquired all of the outstanding common stock of Micro Bio-Medics, Inc., a distributor of medical supplies to physicians and other healthcare providers, primarily in the Northeastern United States, with 1996 net sales of approximately $150 million. On February 28, 1997, the Company acquired all of the outstanding common stock of Dentrix Dental Systems, Inc., a leading provider of clinically-based dental practice management systems, with 1996 net sales of approximately $10.2 million and a 3,500 installed user base. Both of these transactions were accounted for as a pooling of interests.

Reorganization

         The Company was formed on December 23, 1992 as a wholly-owned subsidiary of Schein Holdings, Inc. ("Schein Holdings"). At that time, Schein Holdings conducted the business in which the Company is now engaged and owned 100% of the outstanding capital stock of Schein Pharmaceutical, Inc. ("Schein Pharmaceutical"), a company engaged in the manufacture and distribution of multi-source pharmaceutical products.

        In December 1992, Schein Holdings separated the Company's business from Schein Pharmaceutical by transferring to the Company all of the assets and liabilities of the healthcare distribution business now conducted by the Company, including Schein Holdings' 50% interest in HS Pharmaceutical, Inc. ("HS Pharmaceutical"), a manufacturer and distributor of generic pharmaceuticals

(together with the events described below, the "Reorganization"). No other assets or liabilities, including the assets and liabilities associated with Schein Pharmaceutical's business, were transferred to the Company. In connection with the Reorganization, the Company agreed to indemnify Schein Holdings for all of the liabilities assumed by the

Company, and Schein Holdings agreed to indemnify the Company for the liabilities associated with Schein Pharmaceutical's business of manufacturing and distributing generic pharmaceuticals. Other than certain common stockholders, there is no affiliation between the Company and Schein Pharmaceutical, and all transactions between the Company and Schein Pharmaceutical are on an arm's-length basis.

         In February 1994, the Company, Schein Holdings, Stanley M. Bergman, Marvin H. Schein, Pamela Joseph, Pamela Schein, Steven Paladino, James P. Breslawski, Martin Sperber (the Chief Executive Officer of Schein Pharmaceutical) and certain other parties entered into a number of agreements as part of the Reorganization (the "Reorganization Agreements"). In September 1994, pursuant to the Reorganization Agreements, all of the shares of Common Stock held by Schein Holdings was distributed to certain of the current stockholders of the Company. Marvin H. Schein, Pamela Schein and Pamela Joseph have agreed to severally indemnify the Company against certain potential costs and claims, if any, which might be incurred by the Company in the future from the transactions related to the Reorganization. The Company and Schein Pharmaceutical also agreed that, after September 1994, the Company would be entitled to use the "Henry Schein" name in activities involving non-pharmaceutical products and pharmaceuticals for dental and veterinary purposes, which activities may include marketing, distributing, labeling, packaging, and manufacturing (such as HS Pharmaceutical's manufacturing of generic pharmaceuticals and the Company's Schein Dental Equipment subsidiary's manufacturing of large dental equipment), which are the principal manufacturing activities currently conducted by the Company, its subsidiaries and 50%-or-less owned entities selling such products. The Company and Schein Pharmaceutical also agreed that after September 1994, Schein Pharmaceutical would be entitled to use the "Schein Pharmaceutical" name in similar activities involving pharmaceuticals for non-dental human treatment. Schein Pharmaceutical is not permitted to use the name "Henry Schein."

         One of the Reorganization Agreements, a Voting Trust Agreement (the "Voting Trust"), gives Stanley M. Bergman (or his successor trustee), as Voting Trustee, the right to vote all of the shares of Common Stock owned by certain stockholders of the Company, approximately 15.6% of the outstanding shares of Common Stock. Another of the Reorganization Agreements, the Amended and Restated HSI Agreement (the "Global Agreement"), provides that the Company's Board of Directors consist of up to 11 members, and that until the earlier of January 1, 1999 or the termination of the Voting Trust, Mr. Bergman (or his successor trustee) has the right to nominate all but three of the nominees to the Company's Board of Directors. Marvin H. Schein, Pamela Joseph and Pamela Schein have the right to serve as or nominate the remaining three directors. In general, from January 1, 1999 (at which time the number of directors constituting the entire Board of Directors will be reduced to nine unless the proposed Certificate of Incorporation Amendments are adopted), unless the Voting Trust has terminated prior thereto, until the earlier of January 1, 2004 or the first date on which Marvin H. Schein and his family group no longer beneficially own at least 25% of the outstanding Common Stock that they owned immediately after the Reorganization or the date of certain changes in the Company's management, Mr. Bergman (or his successor trustee) has the right to nominate all of the nominees to the Company's Board of Directors, provided, that if Marvin H. Schein does not approve such nominations, Mr. Bergman (or his successor trustee) and Mr. Schein will each nominate four nominees (of which one will be an independent nominee) and the ninth nominee will be selected by the two independent nominees. As a result of the foregoing, until December 31, 1998, Mr. Bergman, as a practical matter, will be able to significantly influence all matters requiring stockholder approval, including the election of directors, and until January 1, 2004, Mr. Bergman will have the ability to significantly influence the election of all or a substantial number of the directors of the Company.

         The Global Agreement also requires the parties to the Voting Trust and Marvin H. Schein to vote in favor of the individuals so nominated as first described above until the earlier of January 1, 1999 or the termination of the Voting Trust, and thereafter (assuming no prior termination of the Voting Trust) to vote their shares in favor of the nominees of Stanley M. Bergman and, if applicable, Marvin H. Schein, until January 1, 2004. The Voting Trust terminates on December 31, 1998, but is subject to earlier termination if, among other things, Stanley M. Bergman ceases to be employed by or serve as a director of the Company (unless certain other members of current management are serving as senior executives of the Company) or the Company consummates a business combination which results in Marvin H. Schein (including his family members) owning less than 5% of the voting securities of the surviving corporation.

         The Global Agreement affords Marvin H. Schein or his designee the right to serve on each committee of the Board of Directors to which the Company's Board of Directors has delegated decision-making authority and the right to call a special meeting of the Company's Board of Directors. The Global Agreement also limits the Company's ability to adopt a stockholder rights plan or "fair price amendment," if such plan or amendment would affect Marvin H. Schein or Pamela Schein (including their respective family members), as long as Marvin H. Schein or Pamela Schein own certain specified percentages of the outstanding Common Stock. The Global Agreement also limits the ability of Marvin H. Schein, Pamela Schein and Pamela Joseph to participate in any solicitation of proxies or any election contest.

         The Global Agreement places certain restrictions on the ability of the parties thereto to transfer any of the shares of Common Stock owned by them and further provides that the Company may not, prior to the earlier of December 31, 2003 or the first date on which neither Marvin H. Schein nor Pamela Schein (including their respective family members) own at least 5% of the outstanding shares of Common Stock; (i) issue in one or more private transactions securities having more than 20% of the total votes that can be cast in any election of directors of the Company without first offering Marvin H. Schein and Pamela Schein (including their respective family members) the right to purchase such securities; (ii) issue securities in connection with a business combination having more than 20%, or resulting in a person owning more than 20%, of the total votes that can be cast in any election of directors without the consent of Marvin H. Schein; or (iii) issue preferred stock having the right to cast more than 20% of the total votes that can be cast in any election of directors of the Company. In addition, certain members of management have agreed not to transfer their shares until November 3, 1998, subject to acceleration in Mr. Bergman's discretion. Restrictions on the ability of stockholders to transfer their stock may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company, and could limit the price that certain investors might be willing to pay in the future for the Common Stock.

         The Global Agreement provides that the Company will indemnify each of the other parties to the Reorganization agreements, and their family groups, from damages resulting from (i) claims asserted by third parties relating to the Reorganization agreements and (ii) any material breach of a representation, warranty or covenant made by the Company in any of the Reorganization agreements. Marvin H. Schein has agreed to consult with Pamela Schein prior to the exercise of certain of his rights of approval and consent under the Reorganization agreements.

         As described above in "RISK FACTORS--Anti-takeover Provisions; Possible Issuances of Preferred Stock", the Company has proposed the Certificate of Incorporation Amendments that would, among other things, allow the Board of Directors to increase the number of directors. If the Certificate of Incorporation Amendments are adopted, it is anticipated that the parties to the Voting Trust and the Global Agreement will amend such agreements to take the Certificate of Incorporation Amendments into account.

                              SELLING STOCKHOLDERS

         The following table lists the names and business addresses of each Selling Stockholder, the number of shares of Common Stock beneficially owned by each Selling Stockholder as of November 3, 1997, the percentage that such shares represented of the total number of outstanding shares of Common Stock as of that date, and the number of Offered Shares being offered by each Selling Stockholder pursuant to this Prospectus. Assuming the sale of all of the Offered Shares, each of the Selling Stockholders would beneficially own less than 1% of the outstanding shares of Common Stock upon completion of the Offering. Each Selling Stockholder acquired the Offered Shares in connection with the Company's acquisition of a business owned, in whole or in part, or managed by such Selling Stockholder. Unless otherwise indicated, each Selling Person in the table has sole voting and investment power as to the Offered Shares shown as being owned by such person.


                                               Shares
                                         Beneficially Owned
                                         Prior to Offering
                                        -------------------
Name and Address                         Number     Percent      Offered Shares
----------------------------------       -----      -------      --------------

John Bigler                             117,986(1)      *            117,986
321 East 25th Street
Tacoma, Washington  98421

Larry M. Gibson                         535,000         1.9%         107,000
Dentrix Dental Systems, Inc.
732 East Utah Valley Drive
Suite 500
American Fork, Utah  84003

Kimball K. Wirig                        160,500         *            107,000
Dentrix Dental Systems, Inc.
732 East Utah Valley Drive
Suite 500
American Fork, Utah  84003

James Pack                               53,500         *             33,500
Dentrix Dental Systems, Inc.
732 East Utah Valley Drive
Suite 500
American Fork, Utah  84003

-------------
 (1) Includes 25,000 held by Global Distributors LLC, a limited liability company wholly-owned by Mr. Bigler.

 *   Less than one percent.

                                               Shares
                                         Beneficially Owned
                                         Prior to Offering
                                        -------------------
Name and Address                         Number     Percent      Offered Shares
----------------------------------       -----      -------      --------------

James V. Hughes                         160,500         *            107,000
Dentrix Dental Systems, Inc.
732 East Utah Valley Drive
Suite 500
American Fork, Utah  84003

Andrew Parker                            62,500         *             56,250
275 Oser Avenue
Hauppauge, New York 11768

Glenn Meltzer                            62,500         *             56,250
275 Oser Avenue
Hauppauge, New York 11768

Paul F. Aller                            32,679         *             18,500
1979 Stout Drive
Bldg. Five
Ivyland, Pennsylvania 19874

Louis D. Simmers                         32,574         *             20,000
1979 Stout Drive
Bldg. Five
Ivyland, Pennsylvania 19874

William C. Standerwick                   32,574         *             15,000
1979 Stout Drive
Bldg. Five
Ivyland, Pennsylvania 19874

Garland E. Webb                          23,907         *             21,516
c/o Kevin E. Mclaughlin, Esq.
Ford, Gourley, Roeberg & McLaughlin, P.C.
583 Skippack Pike
Suite 200
Blue Bell, Pennsylvania 19422

Ralph L. Falls, Jr.                     600,132         2.2%         400,000
526 Congarle Road
Greenville, South Carolina  29606

-------------

*   Less than one percent.

                                   THE OPTIONS

Options to purchase an aggregate of 6,250 shares of Sullivan's common stock were issued to several independent sales representatives of Sullivan in January 1996 or January 1997. Upon the consummation of the Merger, these options will automatically be assumed by the Company and will thereafter represent the right to purchase an aggregate of approximately 4,594 shares of Common Stock at exercise prices of, subject to further adjustment, $13.61 per share, in the case of the options granted in January 1996, and $17.69 per share, in the case of options granted in January 1997.

Each of the assumed options may be exercised during a nine-year period commencing on the first anniversary of the issuance of the original option, subject to earlier termination. Each option shall terminate upon the first to occur of: (i) 90 days after the termination of the optionee's engagement as an independent sales representative of Sullivan, except as a result of death or total permanent disability; (ii) the expiration of 365 days after the termination of the optionee's engagement as an independent sales representative of Sullivan as a result of the optionee's total permanent disability; and (iii) 90 days after the death of the optionee. None of the assumed options may be transferred except by will or pursuant to the laws of descent and distribution, and during the optionee's lifetime may be exercised only by the optionee.

Each of the assumed options may be exercised in full or in multiples of 500 shares of Common Stock. The aggregate exercise price of each option may be paid in cash or by delivery of shares of Common Stock having an aggregate fair market value equal to the exercise price. Notwithstanding the foregoing, the Company may, in its sole discretion, pay to the optionee in cash an amount equal to the difference between the aggregate number of shares for which the option is being exercised and the aggregate exercise price, and, in such event, the Company shall not be obligated to issue any shares of Common Stock upon such exercise.

The Company may require the optionee to pay to the Company (by deduction or otherwise) the amount of any tax required by law to be held with respect to such exercise.

In general, an optionee will recognize ordinary income at the time an assumed option is exercised in an amount equal to the difference between the fair market value of the shares of Common Stock on the date of exercise and the aggregate exercise price. Upon a subsequent sale of the Common Stock by the optionee, any gain or loss recognized upon the subsequent sale of such stock will be short-term or long-term capital gain or loss, depending on the optionee's holding period. The Company generally will be allowed a deduction equal to the amount recognized by the optionee as ordinary income in connection with the exercise of the option.

The options are not subject to any of the requirements of the Employee Retirement Income Security Act of 1974, as amended, and are not, nor are they intended to be, qualified under Section 401(a) of the Code.



                                 MANNER OF SALE

         This Prospectus, as appropriately amended or supplemented, may be used from time to time by the Selling Stockholders to offer and sell the Offered Shares in transactions in which they and any broker-dealer through whom such shares are sold may be deemed to be underwriters within the meaning of the Securities Act. The Company will receive none of the proceeds from any such sales. There presently are no arrangements or understandings, formal or informal, pertaining to the distribution of the shares of Common Stock described herein. Upon the Company being notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of Common Stock bought through a block trade, special offering, exchange distribution or secondary distribution, a supplemented Prospectus will be filed, pursuant to Rule 424(b) under the Securities Act, setting forth (i) the name of each Selling Stockholder and the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which the shares were sold, (iv) the commissions paid or the discounts allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out in this Prospectus and (vi) other facts material to the transaction.

         Selling Stockholders may sell the shares being offered hereby from time to time in transactions (which may involve crosses and block transactions) on the Nasdaq National Market (the "NMS"), in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at negotiated prices. Selling Stockholders may sell some or all of the shares in transactions involving broker-dealers, who may act solely as agent and/or may acquire shares as principal. Broker-dealers participating in such transactions as agent may receive commissions from Selling Stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser), such commissions computed in appropriate cases in accordance with the applicable rules of the NMS, which commissions may be at negotiated rates where permissible under such rules. Participating broker-dealers may agree with Selling Stockholders to sell a specified number of shares at a stipulated price per share and, to the extent such broker-dealer is unable to do so acting as an agent for the Selling Stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer's commitment to Selling Stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to or through other broker-dealers, including transactions of the nature described in the preceding two sentences) on the NMS, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive commissions from the purchaser of such shares.

         The Company has agreed to indemnify each Selling Stockholder under the

Securities Act against certain liabilities, including liabilities arising under the Securities Act. Each Selling Stockholder may indemnify any broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

                                     EXPERTS

         The consolidated financial statements and schedule included in the Company's Annual Report on Form 10-K, Amended Annual Report on Form 10-K/A, and Form 8-K dated June 24, 1997 for the year ended December 28, 1996, which are incorporated by reference in this Prospectus, have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods indicated in their reports with respect thereto and are incorporated herein in reliance upon such reports given the authority of said firm as experts in accounting and auditing.

         The financial Statements and schedule of Micro Bio-Medics, Inc. included in Micro Bio-Medics, Inc.'s Amended Annual Report on Form 10-K/A for the fiscal year ended November 30, 1996 incorporated by reference the Company's Form 8-K dated June 24, 1997 and in this Prospectus have been audited by Miller, Ellin & Company, independent public accountants, to the extent and for the periods indicated in this report with respect thereto and are incorporated herein in reliance upon such report given to authority of said firm as experts in accounting and auditing.

                                  LEGAL MATTERS

         The validity of Offered Shares of Common Stock has been passed upon for the Company by Proskauer Rose LLP, counsel to the Company.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

         The expenses in connection with the distribution of the securities being registered hereunder (all of which are already outstanding) are:

Securities and Exchange Commission registration fee                 $ 10,404.01

Accounting fees and expenses.................................          5,000.00

Legal fees and expenses (other than Blue Sky fees
  and expenses)...............................................        15,000.00

Miscellaneous.................................................         2,000.00
                                                                    -----------

         Total................................................      $ 32,404.01
                                                                    ===========

         All amounts except the Securities and Exchange Commission registration fee are estimated.

Item 15.  Indemnification of Directors and Officers

         Article TENTH of the Company's Amended and Restated Certificate of Incorporation provides that the Company shall indemnify and hold harmless, to the fullest extent authorized by the Delaware General Corporation Law, its officers and directors against all expenses, liability and loss actually and reasonably incurred in connection with any civil, criminal, administrative or investigative action, suit or proceeding. The Amended and Restated Certificate of Incorporation also extends indemnification to those serving at the request of the Company as directors, officers, employees or agents of other enterprises.

         In addition, Article NINTH of the Company's Amended and Restated Certificate of Incorporation[, as amended] provides that no director shall be personally liable for any breach of fiduciary duty. Article NINTH does not eliminate a director's liability (i) for a breach of his or her duty of loyalty to the Company or its stockholders, (ii) for acts or omissions of intentional misconduct, (iii) under Section 174 of the Delaware General Corporation Law for unlawful declarations of dividends or unlawful stock purchases or redemptions, or (iv) for any transactions from which the director derived an improper personal benefit.

         Section 145 of the Delaware General Corporation Law permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

        Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) for liabilities arising under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

Item 16.  Exhibits and Financial Statements

         All exhibits required by Item 601 of Regulation S-K and schedules are omitted as the required information is presented in the financial statements or related notes incorporated by reference in the Prospectus or are not applicable.

Item 17.  Undertakings

         (a)      The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Melville, State of New York on November 10, 1997.

                                            Henry Schein, Inc.


                                            By: /S/ STEVEN PALADINO
                                               ---------------------------
                                               Steven Paladino
                                               Senior Vice President and
       Chief Financial Officer




         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                    Capacity                                           Date
---------                    --------                                           ----
        *                    Chairman, Chief Executive Officer,                 November 10, 1997
----------------------       President and Director (principal
Stanley M. Bergman           executive officer)


/S/ STEVEN PALADINO          Senior Vice President, Chief Financial             November 10, 1997
-------------------          Officer and Director (principal financial and
Steven Paladino              accounting officer)


        *                    Director                                           November 10, 1997
-----------------------
James P. Breslawski


        *                    Director                                           November 10, 1997
----------------------
Gerald A. Benjamin

        *                    Director                                           November 10, 1997
--------------------
Leonard A. David


        *                    Director                                           November 10, 1997
------------------
Mark E. Mlotek


        *                    Director                                           November 10, 1997
-----------------
Pamela Joseph


        *                    Director                                           November 10, 1997
--------------------
Marvin H. Schein


        *                    Director                                           November 10, 1997
--------------------
Irving Shafran


        *                    Director                                           November 10, 1997
--------------------
Barry J. Alperin


        *                    Director                                           November 10, 1997
-------------------
Donald J. Kabat



*By: /S/ STEVEN PALADINO
    ---------------------------
    Steven Paladino
    Attorney-in-fact



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
                                  EXHIBIT INDEX


Exhibit No.      Description                                                             Page No.
3.1              Form of Amended and Restated Articles of Incorporation.
                 (Incorporated by reference to Exhibit 3.1 to Henry Schein,
                 Inc.'s Registration Statement on Form S-1, Reg. No. 33-96528)

3.2 Form of Amended and Restated Bylaws. (Incorporated by reference to Exhibit 3.2 to Henry Schein, Inc.'s Registration Statement on Form S-1, Reg. No. 33-96528)

3.3              Amendments to Amended and Restated By-laws adopted July 15,
                 1997. (Incorporated by reference to Exhibit 3.3 to Henry
                 Schein, Inc.'s Registration Statement on Form S-4, Reg. No.
                 333-36081)

5.1 Opinion of Proskauer Rose LLP regarding legality (filed herewith).

11.1 Statements regarding computation of per share income (filed as part of Henry Schein, Inc.'s Current Report on Form 8-K dated June 24, 1997 and incorporated by reference in the Proxy
                 Statement/Prospectus included in this Registration Statement)

23.1             Consent of BDO Seidman, LLP (previously filed).

23.2             Consent of Miller, Ellin & Company (previously filed).

23.3             Consent of Proskauer Rose LLP (included in exhibit 5.1).

24.1 Powers of Attorney (included as part of the signature pages on page II-4 of the Registration Statement).


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